February 4, 2005
Via U.S. Mail and Facsimile

James C. Witham
Chief Executive Officer
AquaCell Technologies, Inc.
10410 Trademark Street
Rancho Cucamonga, CA 91730

RE:		AquaCell Technologies, Inc.
      Form S-3
      Filed January 7, 2005

Quarterly Report on Form 10QSB for Period Ending September 30,
2004
Filed November 15, 2004

      Annual Report on Form 10KSB for Period Ending June 30, 2004
      Filed September 28, 2004

Dear Mr. Witham:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-3 Filed January 7, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings beginning with your
Form 10-QSB for December 31, 2004.

2. To the extent comments on one filing impact disclosure in another, please make corresponding changes to all affected documents.

3. Supplementally, with a view towards disclosure, please provide details regarding the spin-off of Aquacell Water Inc. to holders of your common stock. Further, please provide a supplemental legal analysis as to the applicability of Staff Legal Bulletin 4 to this spin-off.

Table of Contents, page 2

4. Please revise the language in the last sentence in the paragraph on this page to remove the implication that you will not keep the prospectus materially accurate during the period in which you intend to use it.

Incorporation Of Information We File With The SEC, Page 3

5. Please specifically incorporate by reference into your Form S-
3,
the Form 8-K that was filed on November 29, 2004 as well as any other reports filed prior to the effective date of the registration statements as required by paragraph (a)(2) of Item 12 of Form S-3.

Inside Front and Outside Back Cover Pages of Prospectus

6. Please disclose the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Where You Can Find More Information, page 3

7. Please disclose AquaCell Technologies` S.E.C. file number.

Incorporation of Information We File with the SEC, page 3

8. Please disclose that you will provide the information listed in this section upon written or oral request. Please refer to Item
12(c)(1)(ii) of Form S-3.

Summary, page 4

9. We note your disclosure that your product applications address, among other things, processing water for ultra-pure purposes, such as micro-chip and pharmaceutical manufacturing. However, there is no discussion of this application in your periodic reports incorporated by reference. Please revise here and in your future periodic reports accordingly.

Risk Factors, page 5

10. The subheadings of you risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. Please refer to the following risk factors:

* "We have incurred substantial operating losses and an accumulated deficit. We expect to continue to have operating losses and a growing accumulated deficit in the future."
* "There is a question about our ability to continue as a going concern."
* "Our water cooler is new and may not be accepted by our target market."
* "We have recently revised our business plan and our new plan may not prove successful."
* "We may not be able to effectively manage growth"
* "Our quarterly results may fluctuate and could fall below the expectations of securities analysts and investors."

We depend on key personnel and our business prospects may be diminished if we do not retain those personnel

11. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Also, please expand on the risks posed by losing the services of the individuals you mention. It appears that this risk factor may be generic. Please revise as appropriate.

We may not satisfy the Amex listing standard and if we fail to do so, our common stock is subject to delisting

12. Please consider discussing the recent notice you received from the Amex in order to place this risk in context.

Special Note Regarding Forward-Looking Statements, page 7

13. Please tell us why you include the word "will" in the list of words describing beliefs and expectations.

Selling stockholders, page 9

14. Please revise the selling shareholder table to include a "total" line at the end of the table.

15. If any selling securityholder is a broker-dealer, please identify it as such. Please note that selling securityholders who are broker-dealers must be identified as underwriters in the prospectus. For selling securityholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

16. For any selling security holders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

17. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Disclosure of Commission Position on Indemnification for
Securities
Act Liabilities

18. Please disclose the information required by Item 510 of Regulation S-B.

Part II

Other Expenses of Issuance and Distribution, page 14

19. Because your miscellaneous expenses constitute the vast majority of the offering expenses, please break them down into individual categories. Please refer to Item 511 of Regulation S-B.

Legality Opinion, Exhibit 5

20. Please state the law upon which the legality opinion is based.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 6

General

21. Please address the comments above in your interim reports on Form
10-QSB.

22. Please disclose when you launched the "Message On The Bottle" water cooler placement campaign.

23. We note that you have signed an agreement with Rite Aid Corporation to place coolers in its stores at no cost to Rite Aid and that revenue will be generated through the sale of advertising on the band of the cooler`s bottle. Other than your agreement with Unilever, please disclose whether you have sold any advertising for these coolers.

24. Please disclose the material terms of the agreement with Unilever and file this contract as an exhibit pursuant to Item 601(b)(10) of
Regulation S-B.

25. Please disclose whether you have contracts with companies other than Rite Aid for your newly launched "Message On The Bottle" water cooler placement campaign.

26. Please disclose the material terms of the contract with Rite
Aide
and file it as an exhibit pursuant to Item 601(b)(10) of Regulation
S-B.

27. Please briefly disclose the general terms of the agreements with your marketing partners. File the agreements with J. DeKama
Associates and Beau Dietl & Associates as exhibits pursuant to Item
601(b)(10) of Regulation S-B.

28. Please clarify the services provided by Advantage Sales and Marketing. Please file all material agreements not made in the ordinary course of business as exhibits.

29. We note your statement that you are "embarking on additional opportunities, including expansion of our "Message On The Bottle" advertising program into more diverse areas." Please clarify what you mean by "more diverse areas."

Results of Operations

30. Please disclose the reasons for the changes (or stability) in revenue, cost of sales, salaries, and expenses between the periods discussed. Please refer to Item 303(b)(1)(vi) of Regulation S-B.

Liquidity and Capital Resources, page 8

31. Please disclose the terms of the note issued for the purchase of equipment.

32. You indicate that cash up to approximately $13,800,000 may be generated by the warrants. In your Form 10-KSB you indicate the amount as $17,000,000. To the extent that the exercise price is greater than current market, such an assumption may be unrealistic even with the caveat that there is no assurance the warrants will be exercise. At a minimum, your discussion should be revised to indicate the amount with respect to warrants whose exercise price is less than market and those whose exercise price is greater than market, indicating the current market price. Please also give information on the number of warrants in each category. Your current market price is about $0.43 whereas most outstanding warrants have exercise prices substantially in excess of that amount. Please provide us with a schedule supporting the information in your revised disclosure. Reconcile the information to that found in the notes to the financial statements.

33. In Note A, you disclose three elements of your plan to address liquidity. Management`s discussion and analysis should include a specific and more detailed discussion of each of the three elements mentioned. In this regard, for instance, discuss more specifically your plan to raise capital, your plan to place additional water cooler billboards in additional locations, and your plan to increase advertising revenue. The discussion should indicate how you intend to accomplish these elements. These elements appear to relate primarily to the portion of your business that you plan to spin-off.
The most current discussion should relate to your business as it will exist after the spin-off, which you state will occur on February 2,
2005.

Controls and Procedures, page 8

34. We note that your disclosure sets forth language required by old
Item 307 of Regulation S-B, including the measurement date and disclosure regarding changes in internal controls. Please note periodic reports filed after August 14, 2003 must comply with the disclosure requirements of the revised Items 307 and 308 of Regulation S-B. Please revise to provide the information required by
Item 307 and 308(c) of Regulation S-B. Please also revise your disclosure in your Form 10-KSB for the year ended June 30, 2004 to comply with this comment.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Business, page 1

Overview

35. Please modify the overall promotional tone in this and other sections of the Business section. For instance, the citation of positive statistics without the proper context or material countervailing statistics appears promotional. Also, later in Business section discuss the impact that the problems with bottled water you detail might have on your business segment dealing with water bottling plant equipment.

Our Products

36. Please disclose the percentage of your revenue generated by each product line as well as the actual revenue generated by each over the last fiscal year.

37. We note your statement that you manufacture custom designed systems to treat commercial and industrial water treatment concerns through our Water Science Technologies subsidiary. Please elaborate on this aspect of your business. Clearly describe each product.

38. Please disclose your dependence, if any, on one or few major customers. Please refer to Item 101(b)(6) of Regulation S-B.

39. Please disclose any product research and development during the past two fiscal years. Please refer to Item 101(b)(10) of Regulation
S-B.

40. Please disclose the principal method of competition in your industry. Please refer to Item 101(b)(4) of Regulation S-B.

In Store Advertising Industry

41. Please explain and provide a basis for your statement that although in-store advertising has been around for years, it has only recently been transformed into a new form of advertising.

Our Water Science Technologies, Inc. Subsidiary

42. Please disclose the cost of the acquisition of Water Science
Technologies.

Government Regulation

43. We note your discussion of government regulation as it applies to current and potential customers and how it affects demand for your products. Please disclose whether there is any direct regulation of your products, manufacturing process, and business and discuss its impact, if any, on you.

Competition

44. We note the list of competitors in each of your product and business lines. Please disclose the percentage of each market that your primary competitors have versus your share of each market segment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 13

45. We note that you have reduced the manufacturing cost of your self-filling water cooler. Elaborate on this point. Describe how you accomplished this and the amount by which you reduced these costs.

46. We note your statement that you are expanding your "Message On The Bottle" program into more diverse areas. Please disclose these plans in greater detail.

47. Please discuss any known trends in your reported results that occurred or are likely to occur and may affect future results.
For
example, disclose whether or not you anticipate changes to revenues, continued revenue decreases from restructuring of your marketing plan and continued implementation of marketing alliances effecting costs and expenses so that investors can ascertain the likelihood that past performance is indicative of future performance. These are merely examples. Please see SEC Release No. 33-8350.

48. Please add a section for your critical accounting policies to address the following areas:

* Types of assumptions underlying the most significant and subjective estimates;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period.
49. Refer to SEC Releases 33-8098 and 33-8040. See section V of the
Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations dated December 29,
2003.

Item 8A - Controls and Procedures

50. You indicate that within the 90 days prior to the date of the report, you carried out an evaluation, under the supervision and with the participation of management. Please amend your Form 10-KSB for the Year Ended June 30, 2004 and your Form 10-QSB for the period ended September 30, 2004 to correct this statement to say as of the end of the period covered by the report. See Item 307 of Regulation
S-B.

Financial Statements

Balance Sheet, page F-2

51. Your balance sheet shows a current asset stock subscription. Unless the amount has been subsequently collected prior to the issuance of the financial statements and that fact is disclosed in the notes to the financial statements, the subscription receivable should be presented as a contra equity account. See Topic 4-E of the
Staff Accounting Bulletin.

Statements of Operations, page F-3

52. Please disclose in a footnote the components and related amounts included in the "other" line item ($1,393,000 and $1,166,000 for fiscal year 2004 and 2003, respectively) for each period your statement of operations is presented.

53. Please disclose, if true, that comprehensive income (loss) equals net loss in each period presented. Otherwise, please present a statement of comprehensive income (loss) and disclose the information required by SFAS 130.

Note B - Summary of Significant Accounting Policies

11 - Long-lived assets, page F-9

54. Please update your long-lived assets policy to indicate that you account for the impairment and disposition of long-lived assets in accordance with SFAS 144. SFAS 144 should no longer be considered a new pronouncement. In addition, SFAS 121 has been superseded by SFAS
144.

17 - New Accounting Pronouncements, page F-10

55. Please include the tabular presentation for awards of stock-based employee compensation as required by paragraph 45(c) of SFAS 123, as amended by SFAS 148.

Note F - Equity Transactions

(3) - Issuance of common stock, page F-13

56. Please tell us and disclose how you accounted for the repricing of your 965,000 common stock purchase warrants. Also, tell us and disclose how you accounted for the repricing of the additional 401,000 warrants. Please tell us the impact of these transactions on your statement of operations, if applicable and tell us what consideration you gave to APB 25, FIN 44 and FAS 123 regarding the modification to reduce the exercise price.

57. In connection with the repricing of the warrants for 965,000 common shares, you received gross proceeds of $812,000 from the exercise of warrants, and expenses were $79,000. That disclosure indicates that the 965,000 shares repriced at $0.83 were exercised.
Please clarify. Your statement of stockholders` equity shows an issuance of 2,114,867 shares upon exercise of these warrants, please tell us the warrant exercise price for the 2,114,867 common
shares.
Tell us where you have disclosure about the exercise of the
2,114,867
warrants or show the components of this transaction separately in your statement of stockholders` equity.

58. Please provide support and explain to us why there was no amortization during the year ended June 30, 2004 related to the issuance of 100,000 shares in connection with the three year service agreement.

Note G - Income Taxes, page F-15

59. You previously disclosed that at June 30, 2003, you had net operating loss carryforwards of $8,200,000 expiring through 2023. You now disclose that at June 30, 2004, you have net operating loss carryfowards of $10,800,000 expiring through 2024, representing a net increase of $2,600,000. For financial statement purposes for the year ended June 30, 2004, you reported a net loss of $4,512,000. Expand your disclosure in Note G and elsewhere, as appropriate, to reconcile the financial statement and tax reporting differences. In addition, you computed the deferred tax asset attributed to the loss carryforward using a rate of 43%. Tell us how you derived that rate, which we assume is a combined, federal, state and local tax rate. Thirdly, tell us the annual expiration dates of the loss carryforward at June 30, 2004.




Spin Off-Aquacell Water

60. You indicate that you intend to spin-off your newly formed subsidiary, Aquacell Water, to your current shareholders. Please refer to and comply with SFAS 144. Please disclose the impact of the spin-off on your financial statements.

Recent Sales of Unregistered Securities

61. Please disclose the facts relied upon to make each exemption available. Please refer to Item 701(d) of Regulation S-B.

Form 8-K filed November 29, 2004

62. Please provide us with a copy of the plan that you submitted to the American Stock Exchange as mentioned in the above report. The plan is likely to be a necessary and integral part of the description of the your plan to continue in existence as a going concern required by Section 607.02 in the SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty about an Entity`s Continued Existence.
The present discussion in your Form 10-QSB for September 30, 2004 and your discussion in future filings, should be revised to comply with the guidance in Section 607.02. The discussion should be a detailed discussion of the expected demands for and sources of cash for at least the twelve month period following the date of the most recent balance sheet. The representation that management believes cash will be sufficient for the next twelve months is inadequate without additional detailed disclosure.

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ernest Green at (202) 942-8091 or Nathan Cheney at (202) 942-1804 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 or myself at (202) 942-1950 with any other
questions.

Sincerely,


      Jennifer Hardy
      Branch Chief



cc:	Harold W. Paul, Esq.
	Fax 203-256-8005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE